UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST DELIVERED 9,588 ELECTRIC VEHICLES IN VIETNAM IN APRIL 2025

Hanoi, May 13, 2025 - VinFast Auto Ltd. (the “Company” or “VinFast”) announced its preliminary domestic Vietnam deliveries of 9,588 electric vehicles (“EVs”)1 in April 2025. Year to date, the Company has delivered 44,691 EVs1 to customers in Vietnam.

VinFast’s domestic sales in April were again led by the VF 5 and VF 3, which recorded 3,731 and 2,378 deliveries respectively, followed by the VF 6, with 1,763 deliveries.1 Year to date, VinFast has delivered 15,466 VF 3 vehicles in Vietnam1, maintaining its position as the best-selling model,2 alongside 14,520 VF 5 vehicles and 5,914 VF 6 vehicles.1

Notably, April marked the start of deliveries for VinFast’s Herio Green and Nerio Green models. These two models were developed based on the popular VF 5 and VF e34, respectively, with optimizations for transportation services. The remaining models in VinFast’s Green lineup — Minio and Limo Green — are expected to begin deliveries in August 2025.

VinFast has also introduced a small-sized electric bus, the “EB 6,” designed specifically for student transportation, to promote sustainability in key transportation sectors.

This Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association, and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: May 13, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director